UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Envivio, Inc.

(Name of Subject Company (Issuer))

Cindy Acquisition Corp.

(Offeror)
a direct wholly owned subsidiary of

Ericsson Inc.

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

29413T106
(CUSIP Number of Class of Securities)

John Moore, Esq.
Ericsson Inc.
6300 Legacy Drive
Plano, TX 75024
Tel: (972) 538-0572
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$134,094,785	$15,582

(1)          The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $4.10 (i.e., the per share tender offer price) by (y) the sum of (a) 28,367,872 shares of Envivio common stock issued and outstanding and (b) 4,338,173 shares subject to issuance pursuant to stock options and restricted stock units granted and outstanding under the Envivio, Inc. 2012 Stock Incentive Plan, the Envivio, Inc. 2010 Stock Option Plan and the Envivio, Inc. 2000 Stock Option Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of September 18, 2015, the most recent practicable date.

(2)          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001162, which is the current fee rate for October 1, 2014 to September 30, 2015.

☒                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,582	Filing Party: Cindy Acquisition Corp. and Ericsson Inc.
Form or Registration No.: Schedule TO	Date Filed: September 28, 2015

☐                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Cindy Acquisition Corp., a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation (the “Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 28, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Envivio, Inc., a Delaware corporation (“Envivio”), at a price of $4.10 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO.

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Item 11.                          Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the second paragraph set forth under the section entitled “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15- calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On September 22, 2015, Parent and Envivio each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The initial waiting period under the HSR Act, which was scheduled to expire on October 7, 2015, was terminated early by the FTC and the Antitrust Division, effective October 6, 2015. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2015

CINDY ACQUISITION CORP.

By:	/s/ John Moore
	Name:	John Moore
	Title:	Director, Vice President and Secretary

ERICSSON INC.

By:	/s/ John Moore
	Name:	John Moore
	Title:	Vice President and General Counsel

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